Issuer Free Writing Prospectus, Dated June 20, 2011

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement

Dated June 14, 2011 and

Registration Statement No. 333-174552

646,295 Shares

Gastar Exploration USA, Inc.

8.625% Series A Cumulative Preferred Stock

June 20, 2011

This issuer free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus supplement filed by Gastar Exploration Ltd. (the “Parent”) and Gastar Exploration USA, Inc., the wholly-owned subsidiary of Parent (the “Company”), with the Securities and Exchange Commission on June 14, 2011 and their Registration Statement (File No. 333-174552). This issuer free writing prospectus sets forth the final pricing information related to the offering of the Company’s 8.625% Series A Cumulative Preferred Stock, including the final size of the offering, which is 646,295 shares of 8.625% Series A Cumulative Preferred Stock.

INCREASE IN SIZE OF THE OFFERING

The preliminary prospectus supplement provided that the Company may issue up to 600,000 shares of its 8.625% Series A Cumulative Preferred Securities in connection with the proposed offering. The Company increased the size of the offering from 600,000 to 646,295 shares of its 8.625% Series A Cumulative Preferred Securities since it filed the preliminary prospectus supplement.

PRICING TERM SHEET

Issuer:	Gastar Exploration USA, Inc.

Guarantor:	Gastar Exploration Ltd.

Securities:	8.625% Series A Cumulative Preferred Stock

Offering Size:	646,295 shares

Best Efforts:	The underwriters are selling the shares of 8.625% Series A Cumulative Preferred Stock on a “best efforts” basis and are not required to sell any specific number or dollar amount of securities, but will use their best efforts to sell the securities offered in the prospectus supplement

Ticker/Exchange:	Anticipated to be GST.PR.A / NYSE Amex

Amount:	$15,026,359

Public Offering Price:	$23.25 per share

Liquidation Preference:	$25.00 per share

Stated Dividend Rate:	8.625%, payable monthly

Equivalent Annual Payment at Stated Rate:	$2.15625 per share

Penalty Dividend Rate:	10.625%

Equivalent Annual Payment at Penalty Rate:	$2.65625 per share

Dividend Dates:	The last day of each month, except for the June 2011 partial dividend payment which will be paid at the end of July 2011. The Company anticipates setting the record date for a June 2011 partial dividend period on June 30, 2011.

First Dividend Payment Date:	At the end of July 2011

First Optional Call Date:	June 23, 2014, unless subject to a special redemption upon a Change of Ownership or Control, as discussed below.

Special Redemption	Following a Change of Ownership or Control, the shares are redeemable at any point within 90 days from such Change of Ownership or Control, for cash at the following price per share, plus accrued and unpaid dividends (whether or not accrued or not declared), up to the redemption date:

Redemption Price	Redemption Price
Prior to June 23, 2012	$25.75
On or after June 23, 2012 and prior to June 23, 2013	$25.50
On or after June 23, 2013 and prior to June 23, 2014	$25.25
On or after June 23, 2014	$25.00

Voting Rights:	At all times with respect to material changes to the terms of the Shares; in addition, during the pendency of a penalty dividend period (resulting from the failure to pay dividends or maintain the listing of the Shares), the right to elect two directors, as described in the prospectus supplement.

Maturity:	None (perpetual, subject to discretionary redemption by us on or after June 23, 2014)

Underwriting Commissions:	$751,318

Per Share Proceeds to Issuer:	$22.09 per share or an aggregate of approximately $14.3 million

Aggregate Proceeds to Issuer:	We will receive net proceeds of approximately $13.8 million from our sale of 646,295 shares of preferred stock in this offering, after deducting the underwriting commissions and $478,220 estimated offering expenses payable by us.

Use of Proceeds:	We intend to use the net proceeds from this offering to repay borrowings under the Company’s revolving credit facility, which were incurred to pay for the Parent’s capital expenditure program and for general corporate purposes. Any remaining net proceeds will be used to fund additional capital expenditures or to provide working capital for general corporate purposes.

Trade Date:	June 23, 2011

Settlement Date:	June 23, 2011

Book Running Manager:	McNicoll, Lewis & Vlak LLC

REVISED CAPITALIZATION DISCLOSURE

The “As Adjusted for this Offering” column of the Capitalization table on page S-24 of the preliminary prospectus supplement is revised as follows: Cash and cash equivalents is $18.3 million, Total long-term liabilities is $49.9 million, Preferred securities is $13.8 million, Common stock is $240.4 million, Accumulated deficit is $60.5 million, Total stockholders’ equity is $193.8 million and Total capitalization is $261.9 million.

STATEMENT OF CONTRIBUTION OF RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(Unaudited)

	Pro Forma (2)
	For the Three Months Ended March 31, 2011	For the Year Ended December 31, 2010	For the Three Months Ended March 31, 2011	For the year ended December 31,
Earnings (Loss):				2010	2009	2008	2007	2006
	(in thousands, except ratios)
Net income (loss)	(1,990)	(12,845)	$(1,662)	$(11,548)	$53,607	$(432)	$336	$(67,852)
Add: Fixed Charges	544	2,089	218	800	11,623	14,368	1,258	425
Add: Amortization of capitalized interest	84	178	84	178	973	176	5	—
Less: Interest capitalized	(151)	(528)	(173)	(633)	(10,802)	(12,224)	(748)	—

Net income (loss), as adjusted	(1,513)	(11,106)	$(1,533)	$(11,203)	$55,401	$1,888	$851	$(67,427)

Fixed Charges:
Total interest expensed	120	378	$142	$483	$10,240	$12,823	$903	$(28)
Amortization of financing costs	63	247	63	247	1,293	1,460	107	—
Estimated interest portion of operating leases	13	70	13	70	90	85	248	453
Series A Cumulative Preferred	348	1,394	—	—	—	—	—	—

Total fixed charges	544	2,089	$218	$800	$11,623	$14,368	$1,258	$425

Fixed Charges and Fixed Charge Ratio:
Deficiency to fixed charges	(2,057)	(13,195)	$(1,751)	$(12,003)	—	$(12,480)	$(407)	$(67,852)
Earnings to fixed charges (1)	—	—	—	—	4.8	—	—	—

(1)	No preferred dividends were paid for the historical periods shown.
(2)	The Pro Forma ratio has been prepared assuming $16.2 million of Series A Cumulative Preferred Stock outstanding, without taking into account original issue discount, if any, underwriter's discount or commissions or offering expenses.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND THE OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV OR BY WRITTEN REQUEST TO GASTAR EXPLORATION USA, INC., 1331 LAMAR, SUITE 650, HOUSTON, TEXAS 77010, ATTENTION: INVESTOR RELATIONS. ALTERNATIVELY, THE ISSUER, UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING MCNICOLL, LEWIS & VLAK LLC AT 212-542-5882.